October 16, 2019

Xiaofeng Gao
Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province, PRC 214000

       Re: Skillful Craftsman Education Technology Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted October 7, 2019
           CIK No. 0001782309

Dear Mr. Gao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 47

1. We note that you anticipate being able to use the net proceeds from this offering in the form of RMB through loans or capital contributions to your PRC subsidiary and VIE entity. Address the impact of PRC foreign exchange control restrictions on your ability to convert the proceeds from U.S. dollars to RMB.
 Xiaofeng Gao
FirstName LastNameXiaofeng Gao
Skillful Craftsman Education Technology Ltd
Comapany NameSkillful Craftsman Education Technology Ltd
October 16, 2019
Page 2
October 16, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 56

2. Revise to clarify the intended meaning of management measuring key performance indicators by "comparing to a pre-set percentage, absolute amount or relative amount."
         Additionally, adjust the diagram of your key performance indicator results to reflect the correct fiscal years being used for purposes of comparing the changes year-over-year.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services